Exhibit 21.1

Subsidiaries of Control4 Corporation

Control4 EMEA Ltd (United Kingdom)

Extra Vegetables Limited (Subsidiary of Control4 EMEA Ltd)

Control4 HK Limited (Hong Kong)

Control4 India Private Limited (India)

Control4 Smart Control Technology Shanghai Co., Ltd. (PR China)

Control4 Australia Pty Ltd (Australia)

Nexus Technologies Holdings Pty Ltd (Subsidiary of Control4 Australia Pty Ltd)

Nexus Technologies Pty Ltd (Subsidiary of Nexus Technologies Holdings Pty Ltd)